UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited
By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: November 20, 2018

2

EXHIBIT INDEX

Exhibit 99.1—Press Release

3

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2018

SHANGHAI, November 19, 2018 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited financial results for the third quarter of 2018.

THIRD QUARTER 2018 FINANCIAL HIGHLIGHTS

•	Net revenues for the third quarter of 2018 were RMB839.0 million (US$122.2 million), a 22.6% increase from the corresponding period in 2017.

(RMB millions, except percentages)	Q3 2017	Q3 2018	YoY Change
Wealth management	488.9	576.9	18.0%
Asset management	164.6	198.5	20.7%
Other financial services	30.9	63.6	105.8%

Total net revenues	684.4	839.0	22.6%

•	Income from operations for the third quarter of 2018 was RMB271.1 million (US$39.5 million), a 69.1% increase from the corresponding period in 2017.

(RMB millions, except percentages)	Q3 2017	Q3 2018	YoY Change
Wealth management	106.8	169.2	58.4%
Asset management	77.5	101.7	31.2%
Other financial services	(24.0)	0.2	100.8%

Total income from operations	160.3	271.1	69.1%

•	Net income attributable to Noah shareholders for the third quarter of 2018 was RMB207.7 million (US$30.2 million), a 15.6% increase from the corresponding period in 2017.

•	Non-GAAP[1] net income attributable to Noah shareholders for the third quarter of 2018 was RMB293.9 million (US$42.8 million), a 40.5% increase from the corresponding period in 2017.

THIRD QUARTER 2018 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers financial products and provides comprehensive financial services to high net worth clients. Noah primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products.

•	Total number of registered clients as of September 30, 2018 was 236,906, a 34.6% increase from September 30, 2017.

[1]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity securities (unrealized) and adjusting for sale of equity securities. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

•	Total number of active clients[2] during the third quarter of 2018 was 4,108, a 7.8% decrease from September 30, 2017.

•	Aggregate value of financial products distributed during the third quarter of 2018 was RMB28.0 billion (US$4.1 billion), an 18.9% increase from the third quarter of 2017.

Product type	Three months ended September 30,
	2017		2018
	(RMB in billions, except percentages)
Fixed income	10.8	45.8%	22.8	81.4%
Private equity	9.6	40.7%	3.3	11.8%
Secondary market equity	3.1	13.2%	1.5	5.4%
Other products	0.1	0.3%	0.4	1.4%

All products	23.6	100.0%	28.0	100.0%

•	Average transaction value per active client[3] for the third quarter of 2018 was RMB6.8 million (US$1.0 million), a 29.0% increase from the corresponding period in 2017.

•	Coverage network included 287 branches and sub-branches covering 83 cities as of September 30, 2018, up from 222 branches and sub-branches covering 78 cities as of September 30, 2017.

•	Number of relationship managers was 1,559 as of September 30, 2018, a 21.2% increase from September 30, 2017.

Asset Management Business

The Company’s asset management business, Gopher Asset Management Co., Ltd. (“Gopher Asset Management” or “Gopher”), is a leading alternative asset manager in China. Gopher Asset Management develops and manages private equity, real estate, secondary market equity, credit and other investments denominated in Renminbi and other currencies.

•	Total assets under management as of September 30, 2018 were RMB164.1 billion (US$23.9 billion), a 1.6% increase from June 30, 2018 and a 14.9% increase from September 30, 2017.

[2]

“Active clients” for a given period refers to registered clients who purchase financial products provided or distributed by Noah during that given period, excluding clients in Noah’s other financial services segment.

[3]	“Average transaction value per active client” refers to the average value of financial products that were purchased by active clients during the period specified.

Investment type	As of June 30, 2018		Asset Growth	Asset Expiration/ Redemption	As of September 30, 2018
	(RMB billions, except percentages)
Private equity	93.9	58.1%	3.1	0.1	96.9	59.0%
Credit	41.3	25.6%	6.6	7.6	40.3	24.6%
Real estate	17.6	10.9%	2.4	3.4	16.6	10.1%
Secondary market equity[4]	4.3	2.7%	1.2	0.6	4.9	3.0%
Other investments	4.4	2.7%	1.0	—	5.4	3.3%

All Investments	161.5	100.0%	14.3	11.7	164.1	100.0%

Other Financial Services Business

The Company’s other financial services business includes its lending services, online wealth management and payment technology services.

Mr. Kenny Lam, Group President of Noah, said, “Despite the volatile macro environment, we have delivered solid operational results for this quarter. A lot of this quarter’s results come from efforts from many years prior. We are also very glad to see a much more diversified revenue base. We will continue to invest our resources in building a sustainable growth platform for Noah.”

THIRD QUARTER 2018 FINANCIAL RESULTS

Net Revenues

Net revenues for the third quarter of 2018 were RMB839.0 million (US$122.2 million), a 22.6% increase from the corresponding period in 2017, primarily driven by increased recurring service fee revenues and other service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the third quarter of 2018 were RMB229.0 million (US$33.3 million), an 8.4% increase from the corresponding period in 2017.

•

Net revenues from recurring service fees for the third quarter of 2018 were RMB304.7 million (US$44.4 million), a 45.4% increase from the corresponding period in 2017. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed.

•

Net revenues from performance-based income for the third quarter of 2018 were RMB12.2 million (US$1.8 million), compared with RMB48.0 million in the corresponding period of 2017, primarily due to a decrease in performance-based income from fixed income products.

•

Net revenues from other service fees for the third quarter of 2018 were RMB31.0 million (US$4.5 million), an increase from RMB19.9 million in the corresponding period in 2017, primarily due to the growth of the Company’s investor education business.

[4]	The asset expiration/redemption of secondary market equity investments also includes market appreciation or depreciation.

•	Asset Management Business

•

Net revenues from recurring service fees for the third quarter of 2018 were RMB172.0 million (US$25.0 million), a 29.4% increase from the corresponding period in 2017. The increase was primarily due to the increase in assets under management as well as higher fee rates earned on assets under management.

•

Net revenues from performance-based income for the third quarter of 2018 were RMB21.3 million (US$3.1 million), compared with RMB26.3 million in the corresponding period of 2017, primarily due to a decrease in performance-based income from secondary market equity funds.

•	Other Financial Services Business

•

Net revenues for the third quarter of 2018 were RMB63.6 million (US$9.3 million), a 105.8% increase from the corresponding period in 2017. The increase was primarily due to the growth of the Company’s lending services business.

Operating Costs and Expenses

Operating costs and expenses for the third quarter of 2018 were RMB567.9 million (US$82.7 million), an 8.4% increase from the corresponding period in 2017. Operating costs and expenses primarily consisted of compensation and benefits of RMB385.1 million (US$56.1 million), selling expenses of RMB81.2 million (US$11.8 million), general and administrative expenses of RMB60.0 million (US$8.7 million) and other operating expenses of RMB51.1 million (US$7.4 million).

•

Operating costs and expenses for the wealth management business for the third quarter of 2018 were RMB407.7 million (US$59.4 million), a 6.7% increase from the corresponding period in 2017, primarily due to an increase in compensation and benefits.

•

Operating costs and expenses for the asset management business for the third quarter of 2018 were RMB96.8 million (US$14.1 million), an 11.2% increase from the corresponding period in 2017, primarily due to an increase in compensation and benefits.

•

Operating costs and expenses for the other financial services business for the third quarter of 2018 were RMB63.4 million (US$9.2 million), a 15.6% increase from the corresponding period in 2017 due to the expansion of the operation of the Company’s lending services business.

Operating Margin

Operating margin for the third quarter of 2018 was 32.3%, an increase from 23.4% for the corresponding period in 2017.

•	Operating margin for the wealth management business for the third quarter of 2018 was 29.3%, compared with 21.9% for the corresponding period in 2017.

•	Operating margin for the asset management business for the third quarter of 2018 was 51.2%, compared with 47.1% for the corresponding period in 2017.

•

Income from operations for the other financial services business for the third quarter of 2018 was RMB0.2 million (US$0.03 million), improving from a loss of RMB24.0 million for the corresponding period in 2017.

Investment Income

Investment loss for the third quarter of 2018 was RMB16.8 million (US$2.4 million), compared with investment income of RMB11.3 million for the corresponding period in 2017. The loss was primarily due to changes in fair value of equity securities. See “Discussion of Recently Adopted Accounting Standard and Non-GAAP Financial Measures” below for more details.

Income Tax Expenses

Income tax expenses for the third quarter of 2018 were RMB61.8 million (US$9.0 million), a 47.7% increase from the corresponding period in 2017, primarily due to higher taxable income.

Net Income

•	Net Income

•	Net income for the third quarter of 2018 was RMB205.2 million (US$29.9 million), an 11.9% increase from the corresponding period in 2017.

•	Net margin for the third quarter of 2018 was 24.5%, down from 26.8% for the corresponding period in 2017.

•	Net income attributable to Noah shareholders for the third quarter of 2018 was RMB207.7 million (US$30.2 million), a 15.6% increase from the corresponding period in 2017.

•	Net margin attributable to Noah shareholders for the third quarter of 2018 was 24.8%, down from 26.3% for the corresponding period in 2017.

•

Net income attributable to Noah shareholders per basic and diluted ADS for the third quarter of 2018 was RMB3.51 (US$0.51) and RMB3.41 (US$0.50), respectively, up from RMB3.17 and RMB3.03 respectively, for the corresponding period in 2017.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the third quarter of 2018 was RMB293.9 million (US$42.8 million), a 40.5% increase from the corresponding period in 2017.

•	Non-GAAP net margin attributable to Noah shareholders for the third quarter of 2018 was 35.0%, up from 30.6% for the corresponding period in 2017.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the third quarter of 2018 was RMB4.81 (US$0.70), up from RMB3.52 for the corresponding period in 2017.

Balance Sheet and Cash Flow

As of September 30, 2018, the Company had RMB2,360.1 million (US$343.6 million) in cash and cash equivalents, compared with RMB1,987.8 million as of September 30, 2017 and RMB2,094.8 million as of June 30, 2018.

Net cash inflow from the Company’s operating activities during the third quarter of 2018 was RMB449.8 million (US$65.5 million), compared to net cash inflow of RMB363.6 million in the corresponding period in 2017. The increase was mainly due to an increase in net income and the collection of loans receivable from factoring business.

Net cash outflow from the Company’s investing activities during the third quarter of 2018 was RMB203.6 million (US$29.6 million), compared to net cash inflow of RMB247.9 million in the corresponding period in 2017. The cash outflow was primarily due to an increase in investments and in the number of loans originated by the Company’s lending services business.

Net cash outflow from the Company’s financing activities was RMB16.2 million (US$2.4 million) in the third quarter of 2018, compared to net cash outflow of RMB609.8 million in the corresponding period in 2017. The significant cash outflow for the third quarter of 2017 was mainly related to the mezzanine equity decrease associated with redemption of Sequoia’s investment in Gopher.

2018 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2018 will be in the range of RMB1 billion to RMB1.05 billion, an increase of 16.7% to 22.6% compared with the full year 2017. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s third quarter 2018 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Monday, November 19, 2018 at 8:00 p.m., U.S. Eastern Time Tuesday, November 20, 2018 at 9:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-888-317-6003
- Mainland China Toll Free	4001-201-203
- Hong Kong Toll Free	800-905-945
- International	+1-412-317-6061
Conference Title:	Noah Holdings Third Quarter 2018 Earnings Call
Participant Elite Entry No:	8551846

Participants will need to dial in 10-15 minutes early, and use this Elite Entry Number in order to join the conference.

A telephone replay will be available starting one hour after the end of the conference call until November 26, 2018 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10126174.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahgroup.com.

DISCUSSION OF RECENTLY ADOPTED ACCOUNTING STANDARD AND NON-GAAP MEASURES

On January 1, 2018, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income.

The accounting standard also includes a transition requirement on presentation that requires the amounts reported in accumulated other comprehensive income for equity securities that exist as of the date of adoption previously classified as available-for-sale to be reclassified to retained earnings.

As a result, upon adoption of this new standard, Noah recorded a cumulative effect adjustment from other comprehensive income to retained earnings of RMB251.6 million (US$38.7 million), net of tax, for the unrealized gains related to equity securities previously classified as available-for-sale securities. This adjustment had no overall impact on shareholders’ equity; however, since these net unrealized gains are now included within retained earnings, they will not appear as realized gains on Noah’s consolidated income statement when sold.

The future impact to Noah’s consolidated income statement from period to period will vary depending upon the level of volatility in the performance of the securities held in Noah’s equity portfolio and the overall market. ASU 2016-01 does not affect the treatment of equity investments accounted for under the equity method or those that result in consolidation of the investee.

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity investments (unrealized) and adjusting for sale of equity securities. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the first nine months of 2018, Noah distributed RMB84.9 billion (US$12.4 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB164.1 billion (US$23.9 billion) as of September 30, 2018.

Noah’s wealth management business primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products. Noah delivers customized financial solutions to clients through a network of 1,559 relationship managers across 287 branches and sub-branches in 83 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 236,906 registered clients as of September 30, 2018. As a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market equity, credit and other investments denominated in Renminbi and other currencies. The Company also provides other financial services, including lending services, online wealth management and payment technology services.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the third quarter of 2018 ended September 30, 2018 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.868 to US$1.00, the effective noon buying rate for September 28, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2018 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Eva Ma

Tel: +86-21-8035-9221

ir@noahgroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	June 30,	September 30,	September 30,
	2018	2018	2018
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	2,094,773	2,360,111	343,639
Short-term investments (including short-term investments measured at fair value of RMB163,043 thousands and RMB162,153 thousands, as of June 30, 2018 and September 30, 2018, respectively)	224,043	213,153	31,036
Accounts receivable and contract assets, net of allowance for doubtful accounts of nil as of June 30, 2018 and September 30, 2018	243,098	255,051	37,136
Loans receivable, net	601,952	688,890	100,303
Amounts due from related parties	563,286	625,948	91,140
Loans receivable from factoring business	68,358	23,943	3,486
Other current assets	483,894	455,958	66,389

Total current assets	4,279,404	4,623,054	673,129
Long-term investments (including long-term investments measured at fair value of RMB771,594 thousands and RMB860,828 thousands, as of June 30, 2018 and September 30, 2018, respectively)	806,094	895,328	130,362
Investment in affiliates	1,176,750	1,314,862	191,448
Property and equipment, net	295,786	295,785	43,067
Non-current deferred tax assets	97,296	97,205	14,153
Other non-current assets	77,196	23,093	3,363

Total Assets	6,732,526	7,249,327	1,055,522

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	479,654	565,346	82,316
Income tax payable	18,484	67,170	9,780
Amounts due to related parties	336	1,691	246
Deferred revenues	146,462	172,171	25,069
Loans payable from factoring business	35,003	—	—
Other current liabilities	383,256	420,508	61,227

Total current liabilities	1,063,195	1,226,886	178,638
Non-current deferred tax liabilities	50,172	51,256	7,463
Convertible notes	330,855	228,121	33,215
Other non-current liabilities	112,485	75,824	11,040

Total Liabilities	1,556,707	1,582,087	230,356

Equity	5,175,819	5,667,240	825,166

Total Liabilities and Equity	6,732,526	7,249,327	1,055,522

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	September 30,	September 30,	September 30,	Change
	2017	2018	2018
Revenues:	RMB’000	RMB’000	USD’000
Revenues from others[1]:
One-time commissions	87,455	177,863	25,897	103.4%
Recurring service fees	145,080	140,293	20,427	(3.3%)
Performance-based income	48,759	12,215	1,779	(74.9%)
Other service fees	56,201	98,802	14,386	75.8%

Total revenues from others	337,495	429,173	62,489	27.2%
Revenues from funds Gopher manages[1]:
One-time commissions	125,598	54,697	7,964	(56.5%)
Recurring service fees	199,306	338,300	49,257	69.7%
Performance-based income	26,020	21,411	3,118	(17.7%)

Total revenues from funds Gopher manages	350,924	414,408	60,339	18.1%

Total revenues	688,419	843,581	122,828	22.5%
Less: business taxes and related surcharges	(4,106)	(4,597)	(669)	12.0%

Net revenues	684,313	838,984	122,159	22.6%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(158,310)	(143,831)	(20,942)	(9.1%)
Performance fee compensation	—	(5,975)	(870)	N.A.
Other compensations	(197,871)	(235,294)	(34,259)	18.9%

Total compensation and benefits	(356,181)	(385,100)	(56,071)	8.1%
Selling expenses	(76,967)	(81,224)	(11,826)	5.5%
General and administrative expenses	(60,738)	(60,010)	(8,738)	(1.2%)
Other operating expenses	(35,330)	(51,106)	(7,441)	44.7%
Government grants	5,234	9,518	1,386	81.8%

Total operating costs and expenses	(523,982)	(567,922)	(82,690)	8.4%

Income from operations	160,331	271,062	39,469	69.1%

Other income:

Interest income	12,962	14,237	2,073	9.8%
Interest expenses	(4,728)	1,156	168	(124.5%)
Investment income (loss)	11,271	(16,817)	(2,449)	(249.2%)
Other expense	(290)	(1,836)	(267)	533.1%

Total other income (expense)	19,215	(3,260)	(475)	(117.0%)

Income before taxes and income from equity in affiliates	179,546	267,802	38,994	49.2%
Income tax expense	(41,845)	(61,804)	(8,999)	47.7%
Income (loss) from equity in affiliates	45,712	(796)	(116)	(101.7%)

Net income	183,413	205,202	29,879	11.9%
Less: net loss attributable to non-controlling interests	(2,136)	(2,506)	(365)	17.3%
Less: net loss attributable to redeemable non-controlling interest of Subsidiary	(333)	—	—	(100.0%)
Less: effect on retained earnings caused by termination of redeemable non-controlling interest of a subsidiary	6,201	—	—	(100.0%)

Net income attributable to Noah shareholders	179,681	207,708	30,244	15.6%

Income per ADS, basic	3.17	3.51	0.51	10.7%
Income per ADS, diluted	3.03	3.41	0.50	12.5%
Margin analysis:
Operating margin	23.4%	32.3%	32.3%
Net margin	26.8%	24.5%	24.5%
Weighted average ADS equivalent[2]:
Basic	56,594,562	59,172,524	59,172,524
Diluted	60,749,462	61,615,856	61,615,856
ADS equivalent outstanding at end of period	56,704,721	59,430,433	59,430,433

[1]

Starting from the first quarter of 2018, we report revenue streams in two categories—revenues from funds Gopher manages and revenues from others, instead of the previous categories—third-party revenues and related party revenues, to provide more relevant and accurate information. We also revised the comparative period presentation to conform to current period classification.

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

		Three months ended
	September 30, 2017	September 30, 2018	September 30, 2018	Change
	RMB’000	RMB’000	USD’000
Net income	183,413	205,202	29,879	11.9%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(10,362)	50,719	7,385	(589.4%)
Fair value fluctuation of available for sale Investment (after tax)	4,930	(289)	(42)	(105.9%)

Comprehensive income	177,981	255,632	37,222	43.6%
Less: Comprehensive income (loss) attributable to non-controlling interests	(2,089)	(2,634)	(384)	26.1%
Less: Loss attributable to redeemable non-controlling interest of a subsidiary	(333)	—	—	(100.0%)

Comprehensive income attributable to Noah shareholders	180,403	258,266	37,606	43.2%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	September 30, 2017	September 30, 2018	Change
Number of registered clients	175,979	236,906	34.6%
Number of relationship managers	1,286	1,559	21.2%
Number of cities under coverage	78	83	6.4%

	Three months ended
	September 30, 2017	September 30, 2018	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,456	4,108	(7.8%)
Transaction value:
Fixed income products	10,785	22,775	111.2%
Private equity products	9,578	3,300	(65.5%)
Secondary market equity products	3,105	1,490	(52.0%)
Other products	79	430	443.1%

Total transaction value	23,546	27,995	18.9%
Average transaction value per active client	5.28	6.81	29.0%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2018
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	177,305	558	—	177,863
Recurring service fees	131,988	8,305	—	140,293
Performance-based income	12,215	—	—	12,215
Other service fees	31,133	2,671	64,998	98,802

Total revenues from others	352,641	11,534	64,998	429,173

Revenues from funds Gopher manages
One-time commissions	52,758	1,939	—	54,697
Recurring service fees	174,083	164,217	—	338,300
Performance-based income	—	21,411	—	21,411

Total revenues from funds Gopher manages	226,841	187,567	—	414,408

Total revenues	579,482	199,101	64,998	843,581
Less: business taxes and related surcharges	(2,587)	(630)	(1,380)	(4,597)

Net revenues	576,895	198,471	63,618	838,984

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(143,550)	(10)	(271)	(143,831)
Performance fee compensation	—	(5,975)	—	(5,975)
Other compensations	(142,420)	(62,725)	(30,149)	(235,294)

Total compensation and benefits	(285,970)	(68,710)	(30,420)	(385,100)
Selling expenses	(74,160)	(3,747)	(3,317)	(81,224)
General and administrative expenses	(34,092)	(20,046)	(5,872)	(60,010)
Other operating expenses	(23,010)	(4,258)	(23,838)	(51,106)
Government grants	9,518	—	—	9,518

Total operating costs and expenses	(407,714)	(96,761)	(63,447)	(567,922)

Income from operations	169,181	101,710	171	271,062

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended September 30, 2017
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	87,139	316	—	87,455
Recurring service fees	138,571	6,509	—	145,080
Performance-based income	48,349	410	—	48,759
Other service fees	19,991	4,974	31,236	56,201

Total revenues from others	294,050	12,209	31,236	337,495

Revenues from funds Gopher manages
One-time commissions	125,517	81	—	125,598
Recurring service fees	72,355	126,951	—	199,306
Performance-based income	—	26,020	—	26,020

Total revenues from funds Gopher manages	197,872	153,052	—	350,924

Total revenues	491,922	165,261	31,236	688,419
Less: business taxes and related surcharges	(3,059)	(709)	(338)	(4,106)

Net revenues	488,863	164,552	30,898	684,313

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(157,561)	—	(749)	(158,310)
Other compensations	(116,828)	(52,178)	(28,865)	(197,871)

Total compensation and benefits	(274,389)	(52,178)	(29,614)	(356,181)
Selling expenses	(69,769)	(3,801)	(3,397)	(76,967)
General and administrative expenses	(26,216)	(21,803)	(12,719)	(60,738)
Other operating expenses	(14,749)	(11,403)	(9,178)	(35,330)
Government grants	3,097	2,137	—	5,234

Total operating costs and expenses	(382,026)	(87,048)	(54,908)	(523,982)

Income (loss) from operations	106,837	77,504	(24,010)	160,331

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited) 5

	Three months ended
	September 30,	September 30,	Change
	2017	2018
	RMB’000	RMB’000
Net income attributable to Noah shareholders	179,681	207,708	15.6%
Adjustment for share-based compensation related to:
Share options	15,105	11,177	(26.0%)
Restricted shares	14,396	24,470	70.0%
Less: loss from fair value changes of equity securities (unrealized)	—	(20,686)	N.A
Add: Gains from sales of equity securities	—	29,891	N.A

Non-GAAP net income attributable to Noah shareholders*	209,182	293,932	40.5%
Net margin attributable to Noah shareholders	26.3%	24.8%
Non-GAAP net margin attributable to Noah shareholders*	30.6%	35.0%
Net income attributable to Noah shareholders per ADS, diluted	3.03	3.41	12.5%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted*	3.52	4.81	36.6%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

[5]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity securities (unrealized) and adjusting for sale of equity securities.